FORM 6-K/A
                                 Amendment No. 2

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITES EXCHANGE ACT OF 1934

                          For the month of August 2000
     (containing quarterly information for the quarter ended June 30, 2000)

                             Commtouch Software Ltd.
                 (Translation of registrant's name into English)

                                6 Hazoran Street
                      Poleg Industrial Park, P.O. Box 8511
                              Netanya 42504, Israel
                               011-972-9-863-6888
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F      X         Form 40-F       ______
                                -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes  ________             No       X
                                                    -------

                                EXPLANATORY NOTE


Subsequent to filing its quarterly financial reports on Form 6-K containing information on quarterly results for the first three quarters of calendar year 2000, the Company reassessed its recognition of previously recorded revenues based primarily on information regarding collectibility and realization of economic value and is restating revenues for each of the first three quarters of 2000 ended March 31, 2000, June 30, 2000 and September 30, 2000.

This form 6-K/A includes such restated financial statements and related notes thereto for the three and six month periods ended June 30, 2000.

                             COMMTOUCH SOFTWARE LTD.
                                   FORM 6-K/A

                                      INDEX

PART I.           FINANCIAL INFORMATION

         Item 1.  Financial Statements

                  Condensed Consolidated Balance Sheets at December 31, 1999 (Audited) and June 30, 2000 (Unaudited and restated)

                  Condensed Consolidated Statements of Operations for the Three and Six months ended June 30, 2000 (Unaudited and restated) and 1999 (Unaudited)

                  Condensed Consolidated Statements of Cash Flows for the Six months ended June 30, 2000 (Unaudited and restated) and 1999 (Unaudited)

                  Notes   to   Condensed   Consolidated   Financial   Statements
                  (Unaudited)

         Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations


PART II. OTHER INFORMATION

         Item 3.  Information Incorporated by Reference


Signatures

PART I.  FINANCIAL INFORMATION

Item 1.  Financial Statements


                             COMMTOUCH SOFTWARE LTD.

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (In thousands)

                                                          June 30,  December 31,
                                                           2000        1999
                                                         ---------    ---------
                                                        (unaudited
                                                       and restated)

ASSETS
Current Assets:
  Cash and cash equivalents                              $  49,078    $  65,996
  Marketable securities                                      7,805       18,050
  Trade receivables                                          5,825        2,378
  Prepaid marketing expenses                                   626        4,508
  Prepaid expenses and other accounts receivable             3,398        1,648
                                                         ---------    ---------
          Total current assets                              66,732       92,580
Other assets                                                 1,890        1,608
Long-term Investment                                         3,000         --
Property and Equipment, net                                 14,167        6,148
                                                         ---------    ---------
                                                         $  85,789    $ 100,336
                                                         =========    =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Current portion of bank loans and capital leases              62          120
  Accounts payable                                           2,766        1,510
  Employees and payroll accruals                             1,757        1,032
  Other liabilities and accrued expenses                     2,585        1,865
                                                         ---------    ---------
          Total current liabilities                          7,170        4,527
                                                         ---------    ---------
Long-term Portion Capital Leases                                37           44
Accrued Severance Pay                                          704          453
                                                         ---------    ---------
                                                               741          497
                                                         ---------    ---------
Shareholders' Equity:
  Ordinary shares                                              219          213
  Additional paid-in capital                               137,029      133,403
  Deferred compensation                                     (4,254)      (5,779)
  Notes receivable from shareholders                        (3,631)      (1,060)
  Unrealized holding gains (losses)                            (25)          63
  Accumulated deficit                                      (51,460)     (31,528)
                                                         ---------    ---------
          Total shareholders' equity                        77,878       95,312
                                                         ---------    ---------
                                                         $  85,789    $ 100,336
                                                         =========    =========




         The accompanying notes are an integral part of these condensed consolidated financial statements.

                             COMMTOUCH SOFTWARE LTD.


                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)








                                              Three Months Ended       Six Months Ended
                                                   June 30,                June 30,
                                             --------------------    --------------------
                                               2000        1999        2000        1999
                                             --------    --------    --------    --------
                                            (unaudited  (unaudited) (unaudited  (unaudited)
                                           and restated)            and restated)

Revenues                                     $  5,009    $    553    $  8,606    $    898
Cost of revenue                                 2,784         606       4,905       1,040
                                             --------    --------    --------    --------
Gross profit(loss)                              2,225         (53)      3,701        (142)
                                             --------    --------    --------    --------
Operating expenses:
  Research and development                      2,270         510       4,263         850
  Sales and marketing                           6,404       1,363      11,150       1,971
  General and administrative                    2,576         683       4,682       1,327
  Amortization  of the  prepaid  marketing
    expense                                     1,941        --         3,882        --
  Amortization of deferred compensation(1)        762       1,013       1,525       1,372
                                             --------    --------    --------    --------
          Total operating expenses             13,953       3,569      25,502       5,520
                                             --------    --------    --------    --------
Operating loss                                (11,728)     (3,622)    (21,801)     (5,662)
Interest and other income (expense), net          931           6       1,869        (265)
                                             --------    --------    --------    --------
Net loss                                     $(10,797)   $ (3,616)   $(19,932)   $ (5,927)
                                             ========    ========    ========    ========
Basic and diluted net loss per share         $  (0.71)   $  (1.66)   $  (1.31)   $  (3.17)
                                             ========    ========    ========    ========
Weighted average number of shares used in
  computing basic and diluted net loss per
  share                                        15,261       2,178      15,205       1,869
                                             ========    ========    ========    ========


                                              Three Months Ended       Six Months Ended
                                                   June 30,                June 30,
                                             --------------------    --------------------
                                               2000        1999        2000        1999
                                             --------    --------    --------    --------
                                           (unaudited)  (unaudited) (unaudited)  (unaudited)

(1) Stock-based employee compensation
relates to the following:

     Cost of revenues                        $     25    $     33    $     50    $     45
     Research and development                      71          94         142         126
     Sales and marketing                          199         264         398         358
     General and administrative                   467         622         935         843
                                             --------    --------    --------    --------
               Total                          $   762    $  1,013    $  1,525    $  1,372
                                             ========    ========    ========    ========



         The accompanying notes are an integral part of these condensed consolidated financial statements.


                             COMMTOUCH SOFTWARE LTD.

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                 Six Months
                                                                    ended
                                                                  June 30,
                                                            --------------------
                                                              2000        1999
                                                            --------    --------
                                                         (unaudited  (unaudited)
                                                        and restated)
Cash flows from operating activities:
  Net loss                                                 $(19,932)   $ (5,927)
     Adjustments to reconcile net loss to net cash
       used in operating activities:
     Depreciation and amortization                            2,420         498
     Amortization of deferred compensation and warrants
       issued  for  service  received  and bank line of
       credit                                                 1,525       1,752
     Amortization of the prepaid marketing expenses           3,882         --
     Increase in trade receivables                           (3,447)       (332)
     Increase in other accounts  receivable and prepaid
       expenses                                              (1,750)     (1,294)
     Increase in accounts payable                                56         351
     Increase in other liabilities                            1,410         368
     Increase in deferred revenue                                35          10
     Increase in accrued severance pay, net                      59          49
                                                            --------    --------
       Net cash used in operating activities                (15,742)     (4,525)
                                                            --------    --------
Cash flows from investing activities:
  Proceeds from sale of available  for sale  marketable
       securities                                            10,157        --
  Purchase of long-term investments                          (3,000)       --
  Long-term deposits                                            (90)       --
  Purchase of property and equipment                         (9,239)     (1,721)
                                                            --------    --------
       Net cash used in investing activities                 (2,172)     (1,721)
                                                            --------    --------
Cash flows from financing activities:
  Short-term bank line of credit, net                          --        (1,328)
  Payment of capital lease                                      (65)        (53)
  Proceeds from issuance of shares                            1,061      18,456
                                                            --------    --------
       Net cash provided by financing activities                996      17,075
                                                            --------    --------
Increase (Decrease) in cash and cash equivalents            (16,918)     10,829
Cash and cash equivalents at the beginning of the
period                                                       65,996         834
                                                            --------    --------
Cash and cash equivalents at the end of the period         $ 49,078    $ 11,663
                                                            ========    ========
Supplemental disclosure of cash flows activity:
Cash paid during the year:
Interest                                                   $      8    $     42
                                                            ========    ========
Ordinary shares issued for notes receivable from
shareholders                                               $  2,571    $    887
                                                            ========    ========

         The accompanying notes are an integral part of these condensed consolidated financial statements.

                             COMMTOUCH SOFTWARE LTD.

               NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

1.       Basis of Presentation:

         The condensed consolidated financial statements have been prepared by Commtouch Software Ltd., without audit, and include the accounts of Commtouch Software Ltd. and its wholly-owned subsidiaries (collectively the "the Company"). Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been condensed or omitted pursuant to such rules and regulations. In the opinion of the Company, the financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position at June 30, 2000 and the operating results and cash flows for the reported periods. These financial statements and notes should be read in conjunction with the Company's audited financial statements and notes thereto for the year ended December 31, 1999, which were filed with the Securities and Exchange Commission on Form 20-F, as amended.

         The results of operations for the three and six months ended June 30, 2000 are not necessarily indicative of the results that may be expected for future quarters or the year ending December 31, 2000.

2.       Restatement of Financial Statements

         Subsequent to filing its quarterly financial reports on Form 6-K for calendar year 2000 the Company reassessed its recognition of previously recorded revenues.

         Management reviewed information regarding collectibility of previously recorded revenues, independently verifiable economic value and the potential for continued utilization of assets received in certain non-monetary exchanges. Management also considered the continued deterioration in economic conditions and capital access available to its Internet centric customers.

         Based on management's reassessment and the resulting determination that there was limited future value derived from certain revenue transactions, the Company decided to conservatively and appropriately restate its financial statements for each of the first three quarters ended March 31, 2000, June 30, 2000 and September 30, 2000.

         The restated revenues for the first through third quarters of 2000 are $3.6 million, $5.0 million and $5.2 million, respectively, compared to previously announced revenues of $4.3 million, $5.9 million and $8.1 million. In total, previously reported revenues were restated by a reduction of $4.4 million. The net loss for the first three quarters of 2000 is $9.1 million, $10.8 million and $10.2 million, respectively, compared to the previously announced net loss of $8.5 million, $9.9 million, and $7.6 million. Certain other accounts were restated to reflect the above changes.

         Accordingly, such financial statements for the periods presented in this Form 6-K/A have been restated as follows (in thousands):

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS


                                        Three Months Ended    Three Months Ended
                                              June 30,             June 30,
                                        ------------------    ------------------
                                           2000      2000            1999
                                        --------  --------        --------
                                          (as
                                        reported)(restated)      (unaudited)


Revenues                                $  5,911  $  5,009        $    553
                                        --------  --------        --------
Gross profit (loss)                        3,127     2,225             (53)
                                        --------  --------        --------
Operating loss                           (10,826)  (11,728)         (3,622)
                                        --------  --------        --------
Net loss                                $ (9,895) $(10,797)       $ (3,616)
                                        ========  ========        ========



                                         Six Months Ended      Six Months Ended
                                             June 30,              June 30,
                                        ------------------     ----------------
                                          2000      2000            1999
                                        --------  --------        --------
                                           (as
                                        reported)(restated)      (unaudited)


Revenues                                $ 10,183  $  8,606        $    898
                                        --------  --------        --------
Gross profit (loss)                        5,278     3,701            (142)
                                        --------  --------        --------
Operating loss                           (20,224)  (21,801)         (5,662)
                                        --------  --------        --------
Net loss                                $(18,355) $(19,932)       $ (5,927)
                                        ========  ========        ========



                          SELECTED CONSOLIDATED BALANCE SHEET ITEMS


                                           June 30, 2000       December 31, 1999
                                          ---------------        -------------
                                            (unaudited)
                                        (as reported)(restated)

Trade receivables                          $  7,402  $  5,825      $  2,378

Accumulated deficit                         (49,883)  (51,460)      (31,528)

Item 2.              MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the condensed consolidated financial statements and the notes thereto in Part I, Item 1 of this quarterly report and with Management's Discussion and Analysis of Financial Conditions and Results of Operations contained in the Company's Annual Report on Form 20-F for the year ended December 31, 1999, as amended.

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words "believes," "anticipates," "plans," "expects," "intends" and similar expressions are intended to identify forward-looking statements. Commtouch's actual results and the timing of certain events may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 1999, as amended.

Overview

Commtouch Software Ltd. ("Commtouch" or "the Company") and its subsidiaries are a leading global provider of outsourced integrated Web-based email and messaging solutions to businesses. Our solutions are flexible, highly customizable and enable us to satisfy the unique email and messaging needs of our customers worldwide. Our customers are large and small businesses who offer our Web-based email through their website to their end users. As of June 30, 2000, we had approximately 260 global customers. Through our customers' sites we serve approximately 15.8 million active emailboxes. We also serve over 1.3 million active emailboxes to small businesses and websites through our ZapZone Network.

Results of Operations


The following table sets forth financial data for the three and six months ended June 30, 2000 and 1999 (in thousands):



                                                   Three Months Ended                Six Months Ended
                                                        June 30,                         June 30,
                                               ------------------------          ---------------------


                                                 2000            1999               2000        1999
                                               --------        --------           --------    --------
                                             (restated)(1)    (unaudited)       (restated)(1)(unaudited)
  Revenues                                     $  5,009        $    553         $   8,606     $    898
  Cost of Revenues                                2,784             606             4,905        1,040
                                               --------        --------           --------    --------
  Gross profit (loss)                             2,225             (53)            3,701         (142)
                                               --------        --------           --------    --------
Operating expenses:
    Research and development                     2,270             510             4,263          850
    Sales and marketing                           6,404           1,363            11,150        1,971
    General and administrative                    2,576             683             4,682        1,327
    Amortization of prepaid marketing expenses    1,941            --               3,882         --
    Amortization of deferred compensation           762           1,013             1,525        1,372
                                               --------        --------           --------    --------
         Total operating expenses                13,953           3,569            25,502        5,520
                                               --------        --------           --------    --------
  Operating loss                                (11,728)         (3,622)          (21,801)      (5,662)
  Interest and other income (expense), net          931               6             1,869         (265)
                                               --------        --------           --------    --------
  Net loss                                     $(10,797)       $ (3,616)         $(19,932)    $ (5,927)
                                               ========        ========           ========    ========

(1) See note 2 of the notes to condensed consolidated financial statements

Comparison of the Three and Six Months Ended June 30, 2000 and 1999

Revenues. Revenues increased from $553,000 for the three months ended June 30, 1999 to $5.0 million for the three months ended June 30, 2000. Revenue increased from $898,000 for the six months ended June 30, 1999 to $8.6 million for the six months ended June 30, 2000. The key factor contributing to the growth of our revenues for the three and six month periods ended June 30, 2000 is the increase in the number of business partners that have contracts that are generating revenue for the Company. During the second quarter of 2000, only one of our customers contributed more than 10 percent of our revenues.


Cost of Revenues. Cost of revenues increased from $606,000 for the three months ended June 30, 1999 to $2.8 million for the three months ended June 30, 2000 and increased from $1.0 million for the six months ended June 30, 1999 to $4.9 million for the six months ended June 30, 2000. Cost of revenues consist primarily of personnel related costs, Internet data center services from third party providers, depreciation of equipment, and Internet access. We expect cost of revenues to increase on an absolute basis, primarily as a result of an increase in our revenues.

Research and Development Costs. Research and development costs consist primarily of personnel and related costs, depreciation of equipment and supplies. Our research and development costs increased from $510,000 for the three months ended June 30, 1999 to $2.3 million for the three months ended June 30, 2000 and from $850,000 for the six months ended June 30, 1999 to $4.3 million for the six months ended June 30, 2000, due primarily to higher personnel and related costs. We expect that research and development costs, will increase in absolute dollar amounts due to increases in personnel costs related directly to new employees being hired to develop new service offerings.

Sales and Marketing. Sales and marketing expenses consist primarily of personnel and related costs, public relations, advertising and direct sales efforts. Sales and marketing expenses increased from $1.4 million for the three months ended June 30, 1999 to $6.4 million for the three months ended June 30, 2000 and increased from $2.0 million for the six months ended June 30, 1999 to $11.2 million for the six months ended June 30, 2000 due primarily to marketing and other costs to support the growth of our revenues. The primary reason for this cost increase is added personnel and related costs and an aggressive worldwide advertising campaign including print media, online advertising, and trade show and conference appearances. If we achieve significant revenue growth, we expect that sales and marketing expenses will start to decline as a percentage of total revenues as we hire additional personnel and continue to support and develop the email service business.

General and Administrative. General and administrative costs consist primarily of personnel and related costs, outside consultants, professional services and facility costs. Our general and administrative expenses increased from $683,000 for the three months ended June 30, 1999 to $2.6 million for the three months ended June 30, 2000, and increased from $1.3 million for the six months ended June 30, 1999 to $4.7 million for the six months ended June 30, 2000, due primarily to the move of our subsidiary Commtouch Inc. to larger facilities. We expect general and administrative costs to increase on an absolute basis due to increased personnel and related costs, higher facility costs associated with additional personnel and other costs necessary to support and develop the email service business.

Amortization of the Prepaid Marketing Expenses. Amortization of the prepaid marketing expenses relating to the Go2Net and Microsoft warrants increased from zero for the three months ended June 30, 1999 to $1.9 million for the three months ended June 30, 2000 and from zero for the six months ended June 30, 1999 to $3.9 million for the six months ended June 30, 2000. The prepaid marketing expense is being amortized using the straight line method over the minimum term of the commercial agreements with these two companies, or one year.

Amortization of Deferred Compensation. Stock-based employee deferred compensation expenses decreased from $1.0 million for the three months ended June 30, 1999 to $762,000 for the three months ended June 30, 2000 and increased from $1.4 million for the six months ended June 30, 1999 to $1.5 million for the six months ended June 30, 2000. The deferred compensation is being amortized using the sum-of-digits method over the vesting schedule, generally four years.

Interest and other income (expense), net. Interest and other income (expense), net increased from a net income of $6,000 for the three months ended June 30, 1999 to a net income of $931,000 for the three months ended June 30, 2000 and from a net expense of $265,000 for the six months ended June 30, 1999 to a net income of $1.9 million for the six months ended June 30, 2000, due primarily to interest income earned from cash and cash equivalents generated from the initial public offering.

Liquidity and Capital Resources

We have financed our operations principally from the sale of equity securities and to a lesser extent from bank loans and royalty-bearing research and development and marketing grants from the Israeli government. On July 16, 1999, the Company raised $70,786,000, net of underwriters commission ($66,177,000 net of expenses), from the public offering (including the exercise of the underwriters' overallotment option) and the private placement that was part of the strategic partnership with Go2Net and Vulcan Ventures. On December 29, 1999 we raised an additional $20.0 million from the sale of ordinary shares to Microsoft Corporation upon the exercise of a warrant issued in connection with an email services agreement with Microsoft. As of June 30, 2000, we had $49.0 million in cash and cash equivalents.

Net cash provided by financing activities was $996,000 for the six months ended June 30, 2000. Net cash provided by financing activities primarily consisted of cash received from employees related to the exercise of stock options. Net cash used in operating activities was $15.7 million for the six months ended June 30, 2000. Net cash used for operating activities is comprised of net loss for the six months, partially offset by depreciation and amortization expenses. Net cash used in investing activities was $2.2 million for the six months ended June 30, 2000. These investing activities consisted of purchases of property and equipment, sale of available for sale securities, and purchase of long-term investments.

As of June 30, 2000 we had net working capital of $59.6 million.

Effective Corporate Tax Rates

Our tax rate will reflect a mix of the U.S. statutory tax rate on our U.S. income and the Israeli tax rate discussed in our Annual Report on Form 20-F filed with the Commission in June 2000. We expect that most of our taxable income will be generated in Israel. Israeli companies are generally subject to corporate tax at the rate of 36% of taxable income. The majority of our income, however, is derived from our company's capital investment program with Approved Enterprise status under the Law for the Encouragement of Capital Investments in two separate plans, and is therefore eligible for certain tax benefits. Pursuant to these benefits, we will enjoy a tax exemption on income derived during the first two years in which such investment plans produce taxable income (provided that we do not distribute such income as a dividend) and a reduced tax rate of 10% to 25% for an additional period of five to eight years depending on the level of foreign investment in Commtouch. All of these tax benefits are subject to various conditions and restrictions. There can be no assurance that we will obtain approval for additional Approved Enterprise programs, or that the provisions of the law will not change. Moreover, notwithstanding these tax benefits, to the extent we receive income from countries other than Israel, such income may be subject to withholding tax. Since we have incurred tax losses through December 31, 1999, we have not yet used the tax benefits for which we are eligible.

Proposed Tax Reform

On May 4, 2000, a committee chaired by the Director General of the Israeli Ministry of Finance, Avi Ben-Bassat, issued a report recommending a sweeping reform in the Israeli system of taxation. The proposed reform would significantly alter the taxation of individuals, and would also affect corporate taxation. In particular, the proposed reform would reduce, but not eliminate, the tax benefits available to approved enterprises such as ours. The Israeli cabinet has approved the recommendations in principle, but implementation of the reform requires legislation by Israel's Knesset. The Company cannot be certain whether the proposed reform will be adopted, when it will be adopted or what form any reform will ultimately take.

Impact of Inflation and Currency Fluctuations

Most of our sales are in dollars. However, a large portion of our costs relates to our operations in Israel. A substantial portion of our operating expenses, primarily our research and development expenses, is denominated in NIS. For the purposes of our financial statements, costs not effectively denominated in dollars are translated to dollars when recorded, at prevailing exchange rates and will increase if the rate of inflation in Israel exceeds the devaluation of the NIS as compared to the dollar or if the timing of such devaluations lags considerably behind inflation. Consequently, we are and will be affected by changes in the prevailing NIS/dollar exchange rate. We might also be affected by the dollar exchange rate to the major European and Asian currencies, due to the fact that we derive revenues from business partners in Europe and Asia.

In recent years (until 1997), inflation in Israel generally exceeded the devaluation of the NIS against the dollar and the Company experienced increases in the dollar cost of its operations in Israel. Because exchange rates between the NIS and the dollar fluctuate continuously (albeit with a historically declining trend in the value of the NIS), exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency remeasurements are reported in our 1999 Consolidated Financial Statements in current operations.

The  representative  exchange  rate, as reported by the Bank of Israel,  was NIS
4.084 for one dollar on June 30, 2000.

Qualitative and Quantitative Disclosure about Market Risk

We develop our technology in Israel and provide our services in North America, India, Europe and the Far East. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As most of our sales are currently made in U.S. dollars, a strengthening of the dollar could make our services less competitive in foreign markets. Our interest expense on our capital lease obligations with a U.S. leasing company is sensitive to changes in the general level of U.S. interest rates. Due to the nature and level of our debts, we have concluded that there is currently no material market risk exposure. Therefore, no quantitative tabular disclosures are required.


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


PART II. OTHER INFORMATION

Item 3.           Information Incorporated by Reference

The information in this Report on Form 6-K/A is incorporated by reference into all Registration Statements which we have filed or which we will file in the future under the Securities Act of 1933, as amended, which permit such reports to be so incorporated.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     COMMTOUCH SOFTWARE, LTD.
                                                 -------------------------------
                                                          (Registrant)

Date  March 22, 2001                                  By  /s/ Sunil Bhardwaj
-----------------------                               -----------------------
                                                      Sunil Bhardwaj
                                                      Chief Financial Officer



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